WRITER'S DIRECT NUMBER:
(212) 848-5009

WRITER'S EMAIL ADDRESS:
astolper@shearman.com

November 23, 2010

BY EDGAR

Mr. Andrew Mew
United States Securities and Exchange Commission
Division of Corporation Finance
Accounting Branch Chief
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

MetroGAS S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 14, 2010
File No. 001-13442

Dear Mr. Mew:

MetroGAS S.A. (the "Company") has received a comment letter dated November 9, 2010 from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") concerning the Company's (i) annual report on Form 20-F for fiscal year ended December 31, 2009 (the "Form 20-F") and (ii) response letter dated October 26, 2010 to a comment letter dated September 28, 2010 from the Staff. On behalf of the Company, we advise you as follows regarding your comments noted below:

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

A. Liquidity and Capital Resources

  We note your response to our prior comment three of our letter dated September 28, 2010. Please enhance your cash flow disclosure by providing a discussion and analysis of the material factors impacting the comparability of operating cash flows between periods. In that regard, please revise your disclosure to provide a discussion quantifying each factor and analyzing the underlying reasons for changes in your operating cash flows rather than repeating the information disclosed on the face of your cash flow statement. Refer to Section IV of our Release 33-8350.

  Response

  In response to the Staff's comment, below please find the Company's revised cash flow disclosure for fiscal year 2009 as compared to 2008, which provides an analysis of the material factors impacting the comparability of operating cash flows between periods by (i) quantifying each factor and (ii) analyzing the underlying reasons for changes in the Company's operating cash flows.

  Net Cash Provided by Operating Activities

  Net cash provided by operating activities amounted to Ps. 251.5 million during 2009 compared to Ps. 172.4 million during 2008.

  The Ps. 79.1 million increase in cash provided by operating activities in 2009 as compared to 2008 was mainly due to the decrease in cash flows required for working capital needs, which was in turn primarily driven by an increase in accounts payable and a decrease in trade receivables.

  The Ps 60.4 million increase in accounts payable in 2009 as compared to 2008 was mainly due to (a) an increase of Ps. 27.0 million in trust funds pending to be deposited as of December 2009, compared to December 2008 (b) a decrease of Ps. 19.4 million in payments to gas producers as a consequence of the Company's revised payment policy which resulted in an extended payment period to gas producers (from 100% in 30 days to 50% in 30 days and 50% in 60 days) during 2009 and led to a corresponding increase in accounts payable, and (c) an increase of 14.9 million in the Company's gas imbalance arising from gas volumes taken by the Company from the gas transportation system, in excess of those volumes provided to the Company by the gas producers pursuant to Resolution No. 599/2007, in order to meet the Company's non-interruptible demand (see Note 15.1 to the Company's financial statements for the year ended December 31, 2009 included in the Form 20-F).

  The Ps 24.0 million decrease in trade receivables in 2009 as compared to 2008 was mainly due to the Ps. 29.9 million decrease in unbilled revenues in 2009 as compared to 2008. This decrease in unbilled revenues was primarily a result of an increase in collections during 2009, which in turn resulted from the retroactive invoicing of the increase in the price of gas included in the consumption tariff corresponding to the period from September to December 2008 (pursuant to Resolution SE No. 1070/08), which accumulated in unbilled consumption invoices at December 2008 and were billed and collected in 2009.

  In addition, the Company supplementally advises the Staff that it will amend its future filings to provide a cash flow discussion similar to the disclosure above.

  Critical Accounting Policies and Estimates

  Impairment of long-lived assets

  We note your response to our prior comment four of our letter dated September 28, 2010 regarding the results of your most recent impairment test in compliance with FASB ASC 360-10. Please show us the revised and expanded disclosure relating to your most recent impairment test and the material assumptions used that you plan to include in future filings.

Response

In response to the Staff's comment, the Company supplementally advises the Staff that in future filings the Company will include a summary of its most recent impairment test and an expanded discussion of its material assumptions. Please find below the revised section of "Item 5: Critical Accounting Policies and Estimates - Impairment of long-lived assets" from the Form 20-F, including the omitted information:

"Impairment of long-lived assets

Impairment Policy

As a matter of policy, we evaluate the carrying value of our long-lived assets in December of each year. In addition, we periodically evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on the way we operate our business, the manner in which assets are used and how assets generate cash flows, we consider that we have only one independent identifiable cash flow generating group of assets, and therefore, test the group of assets for impairment as a whole.

Under Argentine GAAP, the carrying value of a long-lived asset is considered impaired when the expected discounted and without interest cost cash flows from such asset are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Cash flows are discounted at a rate commensurate with the risk involved. In determining expected cash flows, assets are grouped at the lowest level for which cash flows are identifiable and largely independent of cash flows of other asset groups.

Under U.S. GAAP, we apply the provisions of ASC 360 10, "Impairment or Disposal of Long lived Assets" ("ASC 360 10"). As indicated, under ASC 360 10, the carrying value of a long-lived asset is considered impaired when the expected undiscounted cash flows from such asset are separately identifiable and less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. If alternative courses of action are expected, different cash flow scenarios are estimated using a probability-weighted approach, which considers the likelihood of each possible outcome.

We believe that our accounting policy related to the impairment of long-lived assets is a "critical accounting policy" because:

(1) it requires our management, in determining fair market value, to make estimates and assumptions (such as future revenues and cost of revenues) that are highly susceptible to change from period to period; and

(2) the impact that recognizing or reversing an impairment would have on assets reported on our consolidated balance sheet as well as on the results of our operations could be material. Estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and are expected to continue to do so, especially due to the pending tariff renegotiation process.

Impairment Test for Fiscal Year Ended December 31, 2009

For fiscal year ended December 31, 2009, we identified impairment indicators and performed an impairment test on our property, plant and equipment based on the guidance in ASC Topic 360-10. Pursuant to such test, we compared the net carrying amounts of our long-lived assets to the estimated undiscounted future cash flows expected to be generated by such assets and determined that the assets were not impaired.

With respect to the material assumptions used in performing such impairment test, taking into account (i) the nature, timing and extent of our tariff renegotiation process with the Argentine National Government, (ii) the erosion of our operating profit resulting from increases in our operating costs (which in turn are the result of inflationary pressures and cannot be recovered through tariff adjustments due to the current tariff freeze), (iii) an analysis of how actual results have compared to our projections for prior periods, (iv) the recent experience of the other gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who had its renegotiation agreement approved by the Argentine Executive Branch on April 10, 2006 (which was subsequently implemented by the Ente Nacional Regulador del Gas (the "National Gas Regulatory Board" or "ENARGAS") on April 9, 2007 and October 10, 2008) and has now begun its full rate tariff review and (v) the status of our current negotiations with the Argentine National Government, we assembled three different cash flow scenarios using a probability-weighted approach which considered the likelihood of each possible outcome in accordance with ASC Topic 360-10-35. As further described below, each of these scenarios contemplates different assumptions and we assigned a probability of occurrence to each cash flow projection based on current, factual information. Additionally, all cash flow projections have been prepared taking into consideration the remaining term of our gas license, which does not exceed the residual useful life of our long-lived assets.

Below find a summary of the material assumptions of the different cash flow scenarios as well as the probability assigned to each:

    Scenario 1: The principal assumption in this scenario is the implementation by ENARGAS during 2010 of the transition agreement we signed with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos ("UNIREN"), which was approved by the Argentine Executive Branch on April 14, 2009 pursuant to Decree No. 234/2009 (the "Transition Agreement"). Additionally, this scenario assumes that the Transition Agreement would be implemented retroactively as of September 2008. Based on these assumptions, this scenario includes gradual tariff increases beginning in 2010 with the implementation of the first step of the Transition Agreement, continuing in 2011 with a semi-annual tariff review in order to adjust tariffs to the general cost index variation, in 2013 with a full rate tariff review, in 2018 with a five-year tariff review and in 2023 with a subsequent five-year tariff review. These estimated tariff increases take into consideration application of the gas rules included in Law No. 24,076 of June 1992 (the "Gas Act"), pursuant to which ENARGAS must provide gas companies with (1) an opportunity to collect revenues sufficient to recover all proper operating costs reasonably applicable to service, taxes and depreciation and (2) a reasonable rate of return, determined in relation to the rate of return of businesses having comparable risk, efficiency and quality of service.

Within this scenario, we considered three different possible cash flows associated with the magnitude of the expected maintenance expenditures and the tariff increases expected from the five-year tariff reviews contemplated by our gas license. We assigned a probability of occurrence to each of the three possible cash flows in order to obtain the probability-weighted undiscounted cash flow for this scenario.

We assigned a probability of occurrence of 60% to this cash flow scenario based on: (a) the execution of the Transition Agreement; (b) the recent experience of the other gas distribution company in the Buenos Aires metropolitan area (the principal gas market in Argentina), Gas Natural Ban, who, as noted above, not only has executed a renegotiation agreement with the Argentine National Government but also had its new tariff schedules approved by ENARGAS, which enable it to invoice its distribution services under the new tariffs; (c) our current regulatory framework, which includes the Gas Act and the above-mentioned rules relating to gas tariffs; and (d) the renegotiation agreements signed by all other gas distribution companies, except for us, and one other gas distribution company, which agreements permit the parties thereto to begin a full rate tariff review and establish (i) a semi-annual tariff review in order to adjust tariffs to the general cost index variation whenever such index varies by more than 5% and (ii) a five-year tariff review similar to the five year tariff review contemplated by our gas license (see Item 4 "Information on the Company - Business Overview - Regulatory Framework - ENARGAS - Tariffs" in the Form 20-F).

    Scenario 2: The principal assumption in this scenario is that the Transition Agreement is not implemented by ENARGAS during 2010. This continued delay in our tariff adjustment, combined with our inability to generate sufficient cash flows to pay our financial debt obligations, would lead us to file a petition for a voluntary reorganization (concurso preventivo) in an Argentine court. This scenario further assumes that we would successful comply with a court-ordered reorganization plan, including the refinancing of all of its outstanding debt obligations on acceptable terms. Additionally, this scenario assumes we would reach an acceptable agreement with the Argentine National Government during 2011 (to be applied prospectively) resulting in a tariff increase in 2011, which would reach levels similar to those currently being applied by Gas Natural Ban, and five-year tariff reviews in 2015 and 2020.

Within this scenario, we considered three different possible cash flows associated with the magnitude of the tariff increases expected from the five-year tariff reviews contemplated by our gas license. We assigned a probability of occurrence to each of the three possible cash flows in order to obtain the probability-weighted undiscounted cash flow for this scenario.

We assigned a probability of occurrence of 30% to this cash flow scenario based on Gas Natural Ban's recent experience. We also took into consideration the fact that the Gas Natural Ban tariff increases did not lead to social unrest, protests by customers or objections from consumer advocacy organizations or the National Ombudsman.

    Scenario 3: The principal assumption in this scenario is that the Transition Agreement is not implemented by ENARGAS during 2010. This continued delay in our tariff adjustment, combined with our inability to generate sufficient cash flows to pay our financial debt obligations, would lead us to file a petition for a voluntary reorganization (concurso preventivo) in an Argentine court. However, unlike scenario 2, this scenario assumes that we would not comply with a court-ordered reorganization plan, including failing to refinance all of its outstanding debt obligations on acceptable terms. Instead, this scenario assumes the declaration of bankruptcy against us and the revocation of our gas license.

We assigned a probability of occurrence of 10% to this cash flow scenario based on (a)  our 10-year experience with delays in its tariff renegotiation process with the Argentine National Government and (b) the fact that, prior to the Argentine Executive Branch executing a renegotiation agreement with us, the Argentine Executive Branch requires our majority shareholder, the BG Group, to suspend any and all claims or actions brought by it against the Argentine Government relating to Law No. 25,561 of January 2002, which among other things froze tariffs.

Taking into account the three scenarios outlined above, based on the probability-weighted undiscounted cash flows method, we determined that our undiscounted expected cash flows exceeded their net carrying value by more than 200%. Therefore, we did not proceed to step two of the ASC Topic 360-10 impairment analysis and concluded that our property, plant and equipment were not impaired.

Impairment Charges and Reversals

Under Argentine GAAP, a previously recognized loss should only be reversed when there is a subsequent change in estimates used to compute the fair market value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair market value or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings. U.S. GAAP prohibits the reversal of a previously recognized impairment charge.

At December 31, 2009, 2008 and 2007, no impairment losses were recognized under both U.S. GAAP and Argentine GAAP, as both the undiscounted and discounted cash flows of our long-lived assets were higher than the carrying amount of such assets."

******

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-848-5009 or Eduardo Villegas Contte, Chief Financial Officer of the Company, at 011-54-11-4309-1434.

Very truly yours,

/s/ Antonia E. Stolper

cc: Andrés Cordero Gimenez - Chief Executive Officer - MetroGAS S.A.
Eduardo Villegas Contte - Chief Financial Officer - MetroGAS S.A.